06005070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garrett Nagle & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place, 19th Floor
(No. and Street)

Boston (City) — Massachusetts (State) — 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garrett T. Nagle — (617) 737-9090 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) — Boston (City) — Massachusetts (State) — 02110 (Zip Code)

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 203

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garrett T. Nagle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garrett Nagle & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELAINE P. LOMBARDO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 26, 2010

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

GARRETT NAGLE & COMPANY, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years Ended December 31, 2005 and 2004

TABLE OF CONTENTS

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400

1500 Main Street • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

www.wolfandco.com

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Garrett Nagle & Company, Inc. as of December 31, 2005, and the related statements of income and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Garrett Nagle & Company, Inc. for the year ended December 31, 2004 were audited by other auditors whose report dated January 14, 2005 expressed on unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of Garrett Nagle & Company, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as presented on pages 13 through 18, is for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information for the year ended December 31, 2005 presented on pages 14 through 18 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

The supplementary information for the year ended December 31, 2004 was audited by other auditors whose report, dated January 14, 2005, expressed an unqualified opinion on such information in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
January 13, 2006

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS

	2005	2004
Current assets:		
Cash and cash equivalents	$ 820,227	$ 609,458
Marketable securities	1,044,080	1,228,051
Accounts receivable	60,108	62,163
Prepaid expenses	25,192	21,513
Total current assets	1,949,607	1,921,185
Property and equipment, net	89,668	103,366
Total assets	$2,039,275	$2,024,551

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Current liabilities:		
Current portion of long-term debt	$ 13,158	$ 16,881
Accounts payable and accrued expenses	50,755	47,136
Employee witholdings	25,363	-
Accrued pension contribution	25,246	27,509
Deferred investment advisor fees	545,593	476,266
Total current liabilities	660,115	567,792
Long-term debt, net of current portion	-	13,132
Total liabilities	660,115	580,924
Commitments		
Stockholder's equity:		
Common stock, $1 par value, 250,000 shares authorized; 25,000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	17,428	17,428
Retained earnings	861,278	871,498
Accumulated other comprehensive income	475,454	529,701
Total stockholder's equity	1,379,160	1,443,627
Total liabilities and stockholder's equity	$2,039,275	$2,024,551

See independent auditors' report and notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Investment advisory fees	$1,061,866	$ 995,868
Commissions	1,071,947	1,028,619
Other revenue	-	12,124
Total revenues	2,133,813	2,036,611
Operating expenses	2,158,676	2,113,378
Loss from operations	(24,863)	(76,767)
Other income (expense):		
Realized gain on marketable securities	22,878	155,631
Dividend and interest income	92,817	11,194
Loss from impairment of marketable securities	-	(35,400)
Interest expense	(1,052)	(1,643)
Total other income	114,643	129,782
Net income	$ 89,780	$ 53,015

See independent auditors' report and notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2005 and 2004

	Common Stock		Additional		Accumulated	Total	
	Number of Shares	$1.00 Par Value	Paid-In Capital	Retained Earnings	Comprehensive Income	Stockholder's Equity	Comprehensive Income
Balance at December 31, 2003	25,000	$ 25,000	$ 17,428	$ 818,483	$ 486,266	$ 1,347,177	
Unrealized gain on securities	-	-	-	-	43,435	43,435	$ 43,435
Net income	-	-	-	53,015	-	53,015	53,015
Balance at December 31, 2004	25,000	25,000	17,428	871,498	529,701	1,443,627	$ 96,450
Stockholder distributions	-	-	-	(100,000)	-	(100,000)	
Unrealized loss on securities	-	-	-	-	(54,247)	(54,247)	$ (54,247)
Net income		-	-	89,780	-	89,780	89,780
Balance at December 31, 2005	25,000	$ 25,000	$ 17,428	$ 861,278	$ 475,454	$ 1,379,160	$ 35,533

See independent auditors' report and notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 89,780	$ 53,015
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	34,178	31,032
Realized gain on marketable securities	(22,878)	(155,631)
Donated securities	20,030	21,694
Loss from impairment of marketable securities	-	35,400
Change in current assets and liabilities:		
Accounts receivable	2,055	32,577
Prepaid expenses	(3,679)	9,781
Accounts payable and accrued expenses	3,619	1,248
Employee withholdings	25,363	-
Accrued pension contribution	(2,263)	9,550
Deferred revenue	69,327	52,373
Net cash provided by operating activities	215,532	91,039
Cash flows from investing activities:		
Purchases of marketable securities	(392,151)	(472,927)
Proceeds from the sales of marketable securities	524,723	427,581
Acquisition of property and equipment	(20,480)	(18,573)
Net cash provided (used) by investing activities	112,092	(63,919)
Cash flows from financing activities:		
Distribution to stockholder	(100,000)	-
Principal repayments on long-term debt	(16,855)	(14,771)
Net cash used by financing activities	(116,855)	(14,771)
Net increase in cash and cash equivalents	210,769	12,349
Cash and cash equivalents at beginning of year	609,458	597,109
Cash and cash equivalents at end of year	$820,227	$609,458
Supplemental disclosure of cash flow information:		
State income taxes paid	$ 3,968	$ 1,983
Interest paid	1,052	1,643

See independent auditors' report and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Garrett Nagle & Company, Inc. (the "Company") is an investment advisor and broker-dealer in Boston, Massachusetts and is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary sources of revenue are generated through investment advisory services provided for its customers and commission earned on trades consummated on behalf of these customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions involve the areas of fair values of marketable securities and certain accrued expenses. Accordingly, actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Therefore, realized gains and losses arising from all securities transactions entered into for the account and the risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents. The Company places its temporary cash investments with financial institutions considered by management to the of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit.

See independent auditors' report.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable Securities

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* Securities are categorized as available-for-sale and are stated at their fair market value, with unrealized gains and losses reported as a separate component of stockholder's equity unless a decline in value is deemed to be other-than-temporary, in which case affected securities are written down and the loss charged to income. The cost of securities sold is determined using the specific identification method as a basis of recognizing realized gains and losses. Fair market value is determined to be the last reported sales price of the marketable securities as listed on the applicable public exchange at closing on the last business day of the period.

Other-Than-Temporary Impairment of Securities

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Accounts Receivable

Accounts receivable represent amounts due from the Company's clearing agent. No allowance has been provided for on accounts receivable, because management believes all amounts are collectible.

Accrued Vacation

The Company has not accrued for compensated absences, as the amount cannot be reasonably estimated.

See independent auditors' report.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Maintenance and repairs are charged to expense as incurred, while any additions or improvements are capitalized. The Company's policy is to capitalize assets with a purchase price greater than $500 and a useful life greater than one year. A summary of the depreciable lives are as follows:

Furniture and fixtures	7 and 10 years
Leasehold improvements	shorter of asset life or life of lease
Motor vehicles	5 years
Office equipment	5 and 7 years

Income Taxes

The Company's sole stockholder has elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its stockholder for income tax purposes. Accordingly, no provision has been made for income taxes. The Company is subject to corporate state tax on net taxable income if the Company's annual revenue exceeds certain dollar values. Since the Company's annual revenue did not exceed these thresholds in 2005 and 2004, it is subject to a tax on the greater of its tangible property or net worth.

Revenue

Investment advisory fees - annual investment advisory fees are billed and collected in advance and recognized ratably on a monthly basis as earned during the year. Fees collected in advance and not yet earned are recorded as deferred revenue.

Commissions - commission revenue is received monthly and recorded in the period earned.

Advertising

The Company expenses advertising costs as incurred.

Comprehensive Income

SFAS No. 130, *"Reporting Comprehensive income,"* requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statements of Shareholder's Equity.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Reclassification

Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 presentation.

2. MARKETABLE SECURITIES

Marketable securities classified as available-for-sale consisted of the following at December 31:

	Cost	Market	Commulative Unrealized Gain	Commulative Unrealized Loss
Corporate bond, maturing 11/30/2007	$ 98,540	$ 98,040	$ -	$ (500)
Equities	470,086	946,040	478,834	(2,880)
Total	$ 568,626	$ 1,044,080	$ 478,834	$ (3,380)

For the years ending December 31, 2005 and 2004, net realized gains of $22,878 and $143,121, respectively, were transferred from accumulated other comprehensive income and recognized in income.

3. PROPERTY AND EOUIPMENT

Property and equipment consists of the following at December 31:

	2005	2004
Motor vehicle	$ 97,215	$ 97,215
Office equipment	125,648	105,168
Furniture and fixtures	96,221	96,221
Leasehold improvements	4,538	4,538
	323,622	303,142
Less accumulated depreciation	(233,954)	(199,776)
	$ 89,668	$ 103,366

Depreciation expense at December 31, 2005 and 2004 was $34,178 and $31,032, respectively.

See independent auditors' report.

4. COMMITMENTS

Operating Leases

The Company leases office space in Boston, Massachusetts under a noncancellable operating lease, as amended, which expires on May 31, 2008. The terms of the lease require monthly rental payments plus pro rata monthly operating expenses.

Future minimum lease payments under the lease described above, including an estimate of operating expenses, are as follows:

2006	$255,349
2007	254,271
2008	105,946
	$615,566

Total rent expense, including operating expenses, for the years ended December 31, 2005 and 2004 was $258,063 and $250,853, respectively.

5. LONG-TERM DEBT

The Company has a note payable which bears interest at an annual rate of 4.59% and is payable in monthly principal and interest installments of $1,492. The loan is collateralized by a motor vehicle and matures in 2006. The following is a summary of long-term debt at December 31, 2005 and 2004:

	2005	2004
Note payable	$ 13,158	$ 30,013
Less current portion	(13,158)	(16,881)
	$ -	$ 13,132

Interest expense was $1,052 and $1,643 for the years ended December 31, 2005 and 2004, respectively.

See independent auditors' report.

6. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. Annual employer contributions to the 401(k) plan are calculated at 3% of qualifying compensation for all active participants. The Company may also make discretionary profit sharing contributions to the Plan which, if made, are allocated on the basis of employee compensation. Total contributions to the Plan for the years ended December 31, 2005 and 2004 were $25,246 and $27,509, respectively.

7. NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3- 1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had net capital of $1,064,480 and $1,085,958, respectively, exceeding the minimum net capital requirement of $100,000 for each year. At December 31, 2005 and 2004, the Company had a ratio of aggregate indebtedness to net capital of .62 to 1 and .52 to 1, respectively, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 15 to 1 for each year.

8. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

GARRETT NAGLE & COMPANY, INC.

SCHEDULES OF OPERATING EXPENSES

Years Ended December 31, 2005 and 2004

	2005	2004
Salaries and wages	$ 687,733	$ 735,545
Officer's compensation	380,750	320,000
Rent	258,063	250,853
Clearing charges	209,062	185,867
Commissions	135,606	114,825
Insurance	73,708	76,212
Payroll taxes	67,402	74,054
Professional fees	47,393	32,863
Computer expense	41,801	33,626
Office expense	40,788	43,353
Pension contributions and plan expenses	29,746	32,109
Depreciation	34,178	31,032
Market data communications	32,808	30,660
Travel and entertainment	28,922	34,634
Charitable contributions	20,045	21,694
Dues and subscriptions	17,881	18,301
Telephone	16,485	16,433
Registration Fees	6,255	6,020
Postage	6,051	7,121
Equipment rental	5,789	3,649
Printing	4,329	11,162
Taxes, other	4,189	1,983
Automobile expense	2,875	5,250
Miscellaneous	2,705	15,077
Messenger and delivery	1,901	2,693
Maintenance and repairs	1,366	4,702
Advertising	845	3,660
	$ 2,158,676	$ 2,113,378

See independent auditors' report and notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005 and 2004

	2005	2004
Capital		
Common stock	$ 25,000	$ 25,000
Additional paid-in capital	17,428	17,428
Retained earnings	861,278	871,498
Unrealized holding gains	475,454	529,701
Total capital	1,379,160	1,443,627
Nonallowable assets:		
Nonallowable marketable securities	3,000	-
Prepaid expenses	25,192	21,513
Property and equpment, net	89,668	103,366
Net capital before security haircuts	117,860	124,879
Security haircuts	196,820	232,790
Net capital	1,064,480	1,085,958
Minimum dollar net capital requirement	100,000	100,000
Excess net capital	$ 964,480	$ 985,958
Aggregate Indebtedness	660,115	$ 562,314
Ratio of aggregate indebtedness to net capital	.62 to 1	.52 to 1

See independent auditors' report and notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

A reconciliation of the net capital computation included herein (page 13) with the unaudited net capital computation included in the FOCUS Report as of December 31, 2005 is as follows:

Unaudited net capital at December 31, 2005	$ 1,124,584
Audit adjustments affecting net capital before haircuts:	
Record 401(k) contribution	(25,246)
Adjust accrued commissions	(8,438)
Adjust accrued professional fees	(19,600)
Other, net	782
	(52,502)
Security haircut adjustments	(7,602)
Audited net capital at December 31, 2005	$ 1,064,480

See independent auditors' report and notes to financial statements.

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Stockholder and Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedule of Garrett Nagle & Company, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements cause by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder and Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
January 13, 2006

GARRETT NAGLE & COMPANY, INC.

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005 and 2004

Garrett Nagle & Company, Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).

See independent auditors' report and notes to financial statements.